Issuer Free Writing Prospectus dated October 28, 2010 Relating to Preliminary Prospectus Supplements dated October 27, 2010 Filed pursuant to Rule 433 Registration Statement No. 333-165739
$250 million 5.625% Convertible Perpetual Preferred Stock

This term sheet relates to the offering of convertible perpetual preferred stock (the “Convertible Preferred Stock Offering”) described below and should be read together with the preliminary prospectus supplement dated October 27, 2010 relating to the Convertible Preferred Stock Offering, together with the documents incorporated by reference therein and the accompanying prospectus dated March 26, 2010, before making a decision in connection with an investment in the securities.  The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith.  Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

General

Issuer:	Energy XXI (Bermuda) Limited
Ticker/Exchange:	EXXI/NASDAQ
Purchases by directors and officer:
Cornelius Dupree II and Kevin Flannery, directors of the Company, and Stewart Lawrence, an executive officer of the Company, expect to purchase an aggregate of 1,988 shares of Convertible Preferred Stock in the Convertible Preferred Stock Offering

Convertible Preferred Stock Offering

The Security:	Convertible Perpetual Preferred Stock
Offering Size:	$250,000,000 (1,000,000 shares)
Over-allotment Option:	$37,500,000 (15% or 150,000 shares)
Joint-Bookrunners:	UBS Investment Bank, BNP PARIBAS and RBS
Lead Manager:	Dahlman Rose & Company
Co-Manager:	Capital One Southcoast
Maturity:	Perpetual
Denomination:	$250 and integral multiples thereof
Issue Price / Liquidation Preference:	$250 per share, plus accumulated and unpaid dividends
Underwriting Discount:	$3.75 per share (1.5%)
Net Proceeds:
EXXI estimates that the net proceeds from the Convertible Preferred Stock Offering, after deducting underwriting discounts and commission and estimated offering expenses, will be approximately $245.8 million (or approximately $282.7 million if the underwriters exercise their option to purchase additional shares in full)

Use of Proceeds:
EXXI intends to use approximately $132.2 million of the net proceeds from this offering and from the concurrent offering of common stock (the “Common Stock Offering”) to redeem approximately $119.7 million aggregate principal amount of its 16% Second Lien Junior Secured Notes due 2014 and approximately $91.5 million of the net proceeds to repay amounts outstanding under Energy XXI Gulf Coast’s revolving credit facility.  The remainder of such net proceeds will be used for general corporate purposes, which may include purchases of the 16% Second Lien Junior Secured Notes due 2014 in the open market, repayment of other outstanding debt, accelerating development of existing reserves or acquisitions.

Cumulative Dividends:	5.625% per annum ($14.0625 per annum per share), payable quarterly in arrears on each March 15, June 15, September 15 and December 15 of each year, commencing March 15, 2011
Method of Payment of Dividends:
Dividends on the Convertible Preferred Stock may be paid in cash or, where freely transferable by any non-affiliate recipient thereof, shares of EXXI common stock, or a combination thereof. If EXXI elects to make any payment, or any portion thereof, in shares of EXXI common stock, such shares shall be valued for such purpose at 95% of the Market Value of EXXI common stock as determined on the second trading day immediately prior to the record date for such dividend. EXXI will give the holders of the notes notice of any such election 15 business days prior to the record date for such dividend

Conversion Premium:	Approximately 22.5% above the Price to Public in the concurrent Common Stock Offering
Initial Conversion Rate:	9.8353 shares of EXXI common stock per share of Convertible Preferred Stock (subject to adjustment)
Initial Conversion Price:	Approximately $25.42 per share of EXXI common stock (subject to adjustment)
Conversion Rate Adjustment:	Standard adjustments to Conversion Rate and Conversion Price for dilutive events
Redemption Rights:	Convertible Preferred Stock will not be redeemable by EXXI
Mandatory Conversion:
On or after December 15, 2013, EXXI may cause the Convertible Preferred Stock to be automatically converted into a number of shares of EXXI common stock for each share of Convertible Preferred Stock equal to the then prevailing conversion rate if, for at least 20 trading days in a period of 30 consecutive trading days, the Daily VWAP of EXXI common stock equals or exceeds 130% of the then-prevailing conversion price

Ranking:	Preferred
Listing:	The Convertible Preferred Stock will not be listed on a public exchange
Form:	Registered
Settlement:	DTC
Governing Law:	Bermuda
Special Rights upon a Fundamental Change:
If a holder converts its Convertible Preferred Stock at any time beginning at the opening of business on the trading day immediately following the effective date of a fundamental change (as described under ‘‘Description of preferred stock — Special rights upon a fundamental change’’) and ending at the close of business on the 30th trading day immediately following such effective date, the holder will automatically receive a number of shares of EXXI common stock equal to the greater of:

▪
a number of shares of EXXI common stock, as described under ‘‘Description of preferred stock — Conversion rights’’ and subject to adjustment as described under ‘‘Description of preferred stock — Conversion Rate Adjustment’’ (with such adjustment or cash payment for fractional shares as EXXI may elect, as described under “Description of preferred stock — No Fractional Shares”) plus (ii) the make-whole premium, if any, described below under ‘‘— Determination of the make-whole premium’’; and

▪
a number of shares of EXXI common stock equal to the lesser of (i) the liquidation preference divided by the Market Value of EXXI common stock on the effective date of a fundamental change and (ii) 24.0964 (subject to adjustment)

Determination of the Make-Whole Premium:
If a holder elects to convert its shares of Convertible Preferred Stock upon the occurrence of a fundamental change, in certain circumstances, EXXI will increase the conversion rate (the “make-whole premium”) by reference to the table below:

Number of Additional Shares (per $250 liquidation preference)
Stock Price ($)[1]
	Effective Date	$20.75	$22.50	$25.00	$27.50	$30.00	$33.04	$35.00	$40.00	$45.00	$50.00	$60.00	$70.00	$80.00	$100.00
	November 3, 2010	2.2128	2.0356	1.6889	1.4233	1.2161	1.0203	0.9185	0.7191	0.5781	0.4738	0.3306	0.2371	0.1716	0.0883
	December 15, 2011	2.2128	1.7324	1.3918	1.1371	0.9441	0.7685	0.6804	0.5159	0.4069	0.3302	0.2295	0.1652	0.1201	0.0615
	December 15, 2012	2.2128	1.4580	1.1001	0.8387	0.6491	0.4880	0.4132	0.2883	0.2181	0.1747	0.1225	0.0898	0.0662	0.0341
	December 15, 2013 and thereafter	2.2128	1.2885	0.8739	0.5344	0.2559	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(1) The stock prices set forth in the table will be adjusted as of any date on which the Conversion Rate of the Convertible Preferred Stock is adjusted by multiplying the applicable price in effect immediately before the adjustment by a fraction:

	▪	whose numerator is the Conversion Rate immediately before the adjustment; and
	▪	whose denominator is the adjusted Conversion Rate

In addition, EXXI will adjust the number of additional shares in the table at the same time, in the same manner in which, and for the same events for which, EXXI must adjust the Conversion Rate as described under “Description of preferred stock — Conversion Rate Adjustment.”

The exact stock price and effective date may not be set forth on the table, in which case:
▪
if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the make-whole premium will be determined by straight-line interpolation between make-whole premium amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year;

	▪	if the stock price is in excess of $100.00 per share (subject to adjustment in the same manner as the stock price) no make-whole premium will be paid, and
	▪	if the stock price is less than or equal to $20.75 per share (subject to adjustment in the same manner as the stock price), no make-whole premium will be paid
CUSIP:	29274U309
ISIN:	US29274U3095

Concurrent Common Stock Offering

Concurrent offering:
We are offering in a concurrent offering (the “Common Stock Offering”) 12,000,000 shares of common stock (13,800,000 shares if the underwriters exercise their over-allotment option in full).  We estimate that the net proceeds from the Common Stock Offering, after deducting underwriting discounts and commission and estimated offering expenses, will be approximately $236.7 million ($272.3 million if the underwriters exercise their over-allotment option in full).  We intend to use the net proceeds from the Common Stock Offering in the same manner as the net proceeds of the Convertible Preferred Stock Offering.  The consummation of the Convertible Preferred Stock Offering is not conditioned on the closing of the Common Stock Offering.  We may elect not to complete the Common Stock Offering.

Other Offering Information

Pricing Date:	October 28, 2010
Trade Date:	October 29, 2010
Settlement Date:	November 3, 2010 (T+3)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC toll free at 1-888-827-7275.